SEC Mail Processing Section
JUN 29 2016
Washington DC
416

16005044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-03610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCOA RETIREMENT SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR HOURLY NON-BARGAINING EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR FASTENER SYSTEMS EMPLOYEES

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212-5858

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCOA INC.
390 Park Avenue, New York, New York 10022-4608

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Alcoa Retirement Savings Plan for Bargaining Employees,
Alcoa Retirement Savings Plan for Salaried Employees,
Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and
Alcoa Retirement Savings Plan for Fastener Systems Employees

Index
December 31, 2015 and 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Administrator of
Alcoa Retirement Savings Plan for Bargaining Employees,
Alcoa Retirement Savings Plan for Salaried Employees,
Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and
Alcoa Retirement Savings Plan for Fastener Systems Employees

In our opinion, the accompanying statements of individual plan net assets available for benefits and the related statement of changes in individual plan net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and the Alcoa Retirement Savings Plan for Fastener Systems Employees (each referred to as a "Plan"), at December 31, 2015 and December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) of the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and the Alcoa Retirement Savings Plan for Fastener Systems Employees at December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) of the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and the Alcoa Retirement Savings Plan for Fastener Systems Employees are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 22, 2016

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2015

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	FS Plan	Total
Assets					
Plan's value of interest in Alcoa Retirement Savings Plan Master Trust at fair value					
Alcoa Stock Fund	$ 102,849,894	$ 156,140,154	$ 25,928,485	$ 26,573,004	$ 311,491,537
Other investments	543,688,133	1,361,705,958	220,147,189	159,359,623	2,284,900,903
Total investments at fair value in Alcoa Retirement Savings Plan Master Trust	646,538,027	1,517,846,112	246,075,674	185,932,627	2,596,392,440
Investment contracts at contract value	167,380,372	336,192,007	55,892,893	66,222,219	625,687,491
Total value of interest in Alcoa Retirement Savings Plan Master Trust (Note 3)	813,918,399	1,854,038,119	301,968,567	252,154,846	3,222,079,931
Other investments at fair value	25,950,297	74,355,624	2,758,918	4,317,695	107,382,534
Notes receivable from participants	30,154,244	18,328,249	13,409,767	10,862,613	72,754,873
Participant contribution receivable	675,015	39,976	325,567	420,925	1,461,483
Employer contribution receivable	357,877	143,845	183,942	251,272	936,936
Net assets available for benefits	$ 871,055,832	$ 1,946,905,813	$ 318,646,761	$ 268,007,351	$ 3,404,615,757

The accompanying notes are an integral part of these financial statements.

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2014

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	FS Plan	Total
Assets					
Plan's value of interest in Alcoa Retirement Savings Plan Master Trust at fair value					
Alcoa Stock Fund	$ 167,536,202	$ 252,046,540	$ 44,600,508	$ 40,010,501	$ 504,193,751
Other investments	542,663,511	1,419,400,761	225,712,694	159,024,890	2,346,801,856
Total investments at fair value in Alcoa Retirement Savings Plan Master Trust	710,199,713	1,671,447,301	270,313,202	199,035,391	2,850,995,607
Investment contracts at contract value	169,908,890	367,702,098	57,413,254	66,808,922	661,833,164
Total value of interest in Alcoa Retirement Savings Plan Master Trust (Note 3)	880,108,603	2,039,149,399	327,726,456	265,844,313	3,512,828,771
Other investments at fair value	28,955,632	81,102,653	3,582,064	4,657,327	118,297,676
Notes receivable from participants	29,730,723	19,112,683	13,788,558	10,550,551	73,182,515
Participant contribution receivable	1,569,898	113,772	576,892	14,950	2,275,512
Employer contribution receivable	772,572	187,535	283,898	8,349	1,252,354
Net assets available for benefits	$ 941,137,428	$ 2,139,666,042	$ 345,957,868	$ 281,075,490	$ 3,707,836,828

The accompanying notes are an integral part of these financial statements.

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Statement of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2015

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	FS Plan	Total
Additions					
Contributions					
Alcoa Stock Fund					
Participant	$ 4,969,762	$ 3,932,485	$ 893,557	$ 1,349,681	$ 11,145,485
Employer	1,782,591	2,992,690	626,027	543,074	5,944,382
Other investments					
Participant	44,952,622	51,325,701	16,246,212	15,139,659	127,664,194
Employer	18,496,344	37,393,583	11,935,239	6,440,477	74,265,643
Total additions	70,201,319	95,644,459	29,701,035	23,472,891	219,019,704
Deductions					
Benefit payments to participants	(85,436,950)	(210,791,347)	(41,765,506)	(23,580,130)	(361,573,933)
Plan interest in Alcoa Retirement Savings Plan Master Trust investment income (loss)					
Alcoa Stock Fund	(58,121,672)	(86,780,098)	(14,913,664)	(14,037,388)	(173,852,822)
Other investments	4,828,454	11,156,585	1,712,602	1,459,790	19,157,431
Total Plan interest in Alcoa Retirement Savings Plan Master Trust investment loss	(53,293,218)	(75,623,513)	(13,201,062)	(12,577,598)	(154,695,391)
Other investment loss	(1,546,315)	(3,611,371)	(539,815)	(273,950)	(5,971,451)
Net decrease prior to Plan transfers	(70,075,164)	(194,381,772)	(25,805,348)	(12,958,787)	(303,221,071)
Plan transfers					
Transfers between plans, net	(6,432)	1,621,543	(1,505,758)	(109,353)	-
Net decrease	(70,081,596)	(192,760,229)	(27,311,106)	(13,068,140)	(303,221,071)
Net assets available for benefits					
Beginning of year	941,137,428	2,139,666,042	345,957,868	281,075,490	3,707,836,828
End of year	$ 871,055,832	$ 1,946,905,813	$ 318,646,762	$ 268,007,350	$ 3,404,615,757

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General

The Alcoa Retirement Savings Plan for Bargaining Employees ("Bargaining Plan"), Alcoa Retirement Savings Plan for Salaried Employees ("Salaried Plan"), Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees ("Hourly Non-Bargaining Plan"), and Alcoa Retirement Savings Plan for Fastener Systems Employees ("FS Plan") (collectively, the "Plans") are defined contribution savings plans maintained pursuant to a master trust agreement (the "Master Trust") between Alcoa Inc. ("Alcoa" or the "Company") and the trustee, The Bank of New York Mellon ("Trustee"). In general, the Plans provide various investment options for amounts withheld from employees' salaries and for company contributions. Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The Bargaining Plan is only available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is immediately vested in company contributions.

Employee Contributions

Eligible employees may elect to contribute to the Plans up to 25% of eligible compensation as pre-tax, not to exceed the IRS limit, or up to 10% as after-tax, with a maximum of 25% in the aggregate. Effective March 1, 2015, eligible employees in the Alcoa Retirement Savings Plan for Bargaining Employees may defer as pre-tax savings and/or pre-tax catch-up contributions, a maximum of 50% of amounts earned under the applicable pay for performance plan (2015 or later plans only) in increments of 10% and subject to the maximums allowable by the Code and Department of Treasury regulations.

Negotiated deferrals, as defined in the Bargaining Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $5,500, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

Employer Contributions

For the Salaried Plan, Hourly Non-Bargaining Plan, and FS Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. The employer match for contributions to the Bargaining Plan is based upon the various collective bargaining agreements. The Company does not match negotiated deferral contributions.

The employer match for the Plans is contributed in the same manner as the participant's other investment elections. If the participant has not made investment elections, company matching contributions will automatically be invested in the appropriate targeted maturity fund based on the participant's year of birth.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 and certain bargained employees hired or rehired as of specified dates negotiated with the unions will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation per pay period. These employer contributions are allocated to the participants' accounts in the same percentages as the participants' other investment elections.

Certain eligible employees in the Bargaining Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 per hour worked. These employer contributions are contributed in the appropriate targeted maturity fund based on the participant's year of birth but may be transferred by the participant from the default fund to any eligible fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the company's contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable From Participants

Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions and retiree medical savings contributions. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's account balance or $50,000. Loans are collateralized by a portion of the participant's account balance, and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2015 and 2014. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

Payment of Benefits

While actively employed, participants have access to account funds through loans, non-hardship withdrawals of after-tax and rollover contributions, hardship withdrawals of pre-tax contributions and withdrawals for participants over age 59½.

On termination of service due to death, disability or retirement, participants with an account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution upon the later of December 31, 2015, or when the participant attains age 69. Notwithstanding the forgoing, if a participant attains age 70 prior to December 31, 2015, such distribution shall be made when the participant attains age 70.

Risks and Uncertainties

The Plans invest in investment securities. Investment securities, including Alcoa common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of individual plan net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Alcoa Savings Plan Master Trust investment loss and other investment gains and losses includes the Plans' unrealized and realized gains and losses on investments.

Payments of Benefits
Benefits are recorded when paid.

Notes Receivable From Participants
The Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the plan.

Administrative Expenses
The Fixed Income Fund and the Alcoa Stock Fund investment management fees are paid by the Plan from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Most funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by BlackRock Institutional Trust Company, N.A., and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

Participants in all funds (excluding those included in the self-directed brokerage account) are subject to an administrative expense fee, which is used to pay the expenses of the Plan such as trustee, recordkeeping, audit, consulting, and other administrative expenses. This fee is charged on a daily basis and is reflected in the price at which participants transact. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses. The 2015 administrative expenses were $1,150,225 for the Salaried Plan, $506,196 for the Bargaining Plan, $185,211 for the Hourly Non-Bargaining Plan, and $153,952 for the Fastener Systems Plan.

The fees described above are included within Master Trust investment income (loss).

Recently Adopted Accounting Guidance

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) *2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.* Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts but will continue to provide certain disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Upon adoption, contract value will be the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part III is not applicable to the Plan. Management has adopted Parts I and II of ASU 2015-12 and its application was applied retrospectively.

In May 2015, the FASB issued ASU 2015-07, *Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).* Under the amendments in this ASU, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient are no longer categorized in the fair value hierarchy. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has adopted the ASU and its application was applied retrospectively.

Separation of Upstream and Value-Add Businesses

On September 28, 2015, the Board of Directors unanimously approved a plan to separate the Upstream business (Global Primary Products) from the Value-Add business (Global Rolled Products, Engineered Products and Solutions, and Transportation and Construction Solutions). The separation will result in two independent, publicly-traded companies. The transaction is expected to be completed in the second half of 2016. The separation is intended to qualify as a tax-free transaction to Alcoa shareholders for U.S. federal income tax purposes.

As a result of the separation, two new plans will be created from the existing Alcoa Retirement Savings Plans, the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. and the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. Certain employees' participant accounts will be transferred to these new plans. This future separation had no effect on the 2015 financial statements for any of the plans.

3. Master Trust

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections. At December 31, Master Trust net assets were comprised of the following:

	2015	2014
Master trust net assets		
Investments at fair value		
Alcoa Stock Fund (includes $8,754,449 and $15,733,416 of investments in a common collective trust in 2015 and 2014, respectively)	$ 311,491,537	$ 504,193,751
Shares of Registered Investment Companies	1,761,599,198	1,850,190,272
Other Investments	523,301,705	496,611,584
Total investments at fair value in Alcoa Retirement Savings Plan Master Trust	2,596,392,440	2,850,995,607
Investment contracts at contract value	625,687,491	661,833,164
Total value of interest in Alcoa Retirement Savings Plan Master Trust	$ 3,222,079,931	$ 3,512,828,771

The following table lists the ownership percentages of the Plans in the Master Trust net assets as of December 31:

	2015	2014
Percent ownership of the Plans in Alcoa Retirement Savings Plan Master Trust		
Bargaining Plan	25.26 %	25.05 %
Salaried Plan	57.54	58.05
Hourly Non-Bargaining Plan	9.37	9.33
FS Plan	7.83	7.57
	100.00 %	100.00 %

For the year ended December 31, 2015, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Net investment loss from Master Trust investments	
Investment loss	
Alcoa Stock Fund (includes $13,499 gain from common collective trusts)	$ (177,509,836)
Shares of Registered Investment Companies	(14,042,890)
Commingled trusts	(11,592,352)
	(203,145,078)
Interest	13,854,321
Registered Investment Companies dividends	30,938,352
Alcoa stock dividends	3,657,014
Net investment loss from Alcoa Retirement Savings Plan Master Trust investments	$ (154,695,391)

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans.

4. Fair Value Measurements

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2015 and 2014.

Cash and Cash Equivalents
Valued at cost which approximates fair value.

Fixed Income Securities
Valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities
Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds
Valued at the daily closing price as reported by the fund.

Commingled Trusts
Valued at the NAV of shares held by the Plans at year end. These funds are not publically listed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There are no unfunded commitments with respect to commingled trusts. Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the trustee's discretion, to the extent that it is determined such actions would disrupt management of the fund.

The following table sets forth by level, within the fair value hierarchy, the Plans' assets at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Assets Measured at Net Asset value [(a)]	Total
Fair Value Measurements at end of year					
Assets in Alcoa Retirement Savings Plan Master Trust					
Equity securities (Alcoa common stock)	$ 302,689,792	$ -	$ -	$ -	$ 302,689,792
Mutual funds	1,761,599,198	-	-	-	1,761,599,198
Commingled trusts	-	-	-	532,103,450	532,103,450
Total of assets in Alcoa Retirement Savings Plan Master Trust	2,064,288,990	-	-	532,103,450	2,596,392,440
Assets outside Alcoa Retirement Savings Plan Master Trust	105,927,171	1,455,363	-	-	107,382,534
Fair value of plan assets	$ 2,170,216,161	$ 1,455,363	$ -	$ 532,103,450	$ 2,703,774,974

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table sets forth by level, within the fair value hierarchy, the Plans' assets at fair value as of December 31, 2014.

	Level 1	Level 2	Level 3	Assets Measured at Net Asset value [(a)]	Total
Fair Value Measurements at end of year					
Assets in Alcoa Retirement Savings Plan Master Trust					
Equity securities (Alcoa common stock)	$ 489,784,893	$ -	$ -	$ -	$ 489,784,893
Mutual funds	1,850,190,273	-	-	-	1,850,190,273
Commingled trusts	-	-	-	511,020,441	511,020,441
Total of assets in Alcoa Retirement Savings Plan Master Trust	2,339,975,166	-	-	511,020,441	2,850,995,607
Assets outside Alcoa Retirement Savings Plan Master Trust	116,639,740	1,657,936	-	-	118,297,676
Fair value of plan assets	$ 2,456,614,906	$ 1,657,936	$ -	$ 511,020,441	$ 2,969,293,283

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

5. Investment Contracts

The Plans hold a portfolio of investment contracts, all of which are synthetic. The Investment Contracts are held in the Fixed Income Fund (the "Fund") and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans' assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans' administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the contract issuers (banks or insurance companies) to terminate the agreement. However, the banks or insurance companies would be required to grant the Fund a right to amortize any market to book differential over an agreed upon period of time.

6. Related-Party Transactions

The Plans own shares of common stock of Alcoa through the investment in the Alcoa Stock Fund and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. During 2015, purchases and sales of shares of common stock of the Alcoa Stock Fund were $20,365,532 and $27,770,456 respectively. Dividends earned on Alcoa common stock during 2015 were $3,657,014. As of December 31, 2015 and 2014, the Plans owned 30,535,660 and 31,018,676 shares of Alcoa common stock, respectively.

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions, and expenses paid to Bank of New York Mellon, qualify as party-in-interest transactions.

Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1. These transactions qualify as party-in-interest transactions.

7. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by letters dated September 13, 2013 for the Bargaining Plan and the FS Plan and letters dated March 21, 2014 for the Salaried Plan and the Hourly Non-Bargaining Plan that the Plans are qualified and the trust established under the Plans is tax-exempt under the appropriate sections of the Code. These plans have been amended since receiving the determination letters. However, the Plans' administrator and the Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

US GAAP require the Plans' management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans' administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plans are subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plans' administrator and its tax counsel believe the Plans are no longer subject to IRS audits outside the statutory audit period.

8. Subsequent Event

Management has evaluated the events and transactions that have occurred through June 22, 2016, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures, other than that which is noted below.

In January 2016, assets of $40,400,000 from the Firth Rixson, Inc. Employee Savings Plan were transferred to the Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies. Of the amount transferred, the Fasteners Systems Plan received $36,800,000, the Salaried Plan received $2,300,000, and the Hourly Non-Bargained Plan received $1,300,000.

Alcoa Retirement Savings Plan for Bargaining Employees
EIN #25-0317820, Plan 008
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015

Plan	(a) Identity Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost		(d) Current Value
Alcoa Retirement Savings Plan for Bargaining Employees	Alcoa Retirement Savings Plan Master Trust*	Investment in Alcoa Retirement Savings Plan Master Trust	**	$	813,918,399
	Participant loans*	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**		30,154,244
	Various	Schwab self-directed brokerage account	**		25,950,297

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Salaried Employees
EIN #25-0317820, Plan 007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015

Plan	(a) Identity Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
Alcoa Retirement Savings Plan for Salaried Employees	Alcoa Retirement Savings Plan Master Trust*	Investment in Alcoa Retirement Savings Plan Master Trust	**	$ 1,854,038,119
	Participant loans*	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	18,328,249
	Various*	Schwab self-directed brokerage account	**	74,355,624

* A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees
EIN #25-0317820, Plan 017
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015

Plan	(a) Identity Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees	Alcoa Retirement Savings Plan Master Trust*	Investment in Alcoa Retirement Savings Plan Master Trust	**	$ 301,968,567
	Participant loans*	Interest rates range from 4.25% to 10.00%; loans due at various maturity dates from less than one year to 25 years	**	13,409,767
	Various*	Schwab self-directed brokerage account	**	2,758,918

* A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Fastener Systems Employees
EIN #25-1538236, Plan 011
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015

Plan	(a) Identity Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
Alcoa Retirement Savings Plan for Fastener Systems Employees	Alcoa Retirement Savings Plan Master Trust*	Investment in Alcoa Retirement Savings Plan Master Trust	**	$ 252,154,846
	Participant loans*	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	10,862,613
	Various*	Schwab self-directed brokerage account	**	4,317,695

* A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and Alcoa Retirement Savings Plan for Fastener Systems Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA RETIREMENT SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR NON-BARGAINING HOURLY EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR FASTENER SYSTEMS EMPLOYEES

William F. Oplinger
Benefits Management Committee Member

Roy C. Harvey
Benefits Management Committee Member

Vasantha Nair
Benefits Management Committee Member

June 22, 2016

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-106411, 333-32516, 333-128445, 333-146330, 333-153369, 333-155668, 333-168428, 333-170801, 333-182899 and 333-209772) of Alcoa Inc. of our report dated June 15, 2016 relating to the financial statements of the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees and Alcoa Retirement Savings Plan for Fastener Systems Employees which appear in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 22, 2016